SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              E Com Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26830K-20-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Ilia Lekach
                             137 Golden Beach Drive
                             Golden Beach, FL 33160
                                 (305) 933-9147
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               (Page 1 of 9 Pages)

--------- --------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Ilia Lekach
--------- --------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2                                                                                                      (a)    |X|
                                                                                                           (b)    |_|
--------- --------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
--------- --------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
    4
          PF
--------- --------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
    5
--------- --------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          United States
---------------------------- --------- ---------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                7
    NUMBER OF
      SHARES                           150,000
   BENEFICIALLY              --------- ---------------------------------------------------------------------------------
     OWNED BY                          SHARED VOTING POWER
       EACH                     8
    REPORTING                          -0-
   PERSON WITH               --------- ---------------------------------------------------------------------------------
                                       SOLE DISPOSITIVE POWER
                                9
                                        150,000
                             --------- ---------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                               10
                                       -0-
---------------------- -------------------------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11
                       150,000
---------------------- -------------------------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      |X|
         12
---------------------- -------------------------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13
                       5.2%
---------------------- -------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON
                       IN
---------------------- -------------------------------------------------------------------------------------------------

---------------------- -------------------------------------------------------------------------------------------------
                       NAME OF REPORTING PERSONS
          1            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Pacific Investment Group, Inc.
---------------------- -------------------------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          2
                                                                                                      (a)          |X|
                                                                                                      (b)          |_|
---------------------- -------------------------------------------------------------------------------------------------
                       SEC USE ONLY
          3
---------------------- -------------------------------------------------------------------------------------------------
                       SOURCE OF FUNDS
          4
                       WC
---------------------- -------------------------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          5
---------------------- -------------------------------------------------------------------------------------------------
                       CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                       Florida
---------------------------- --------- ---------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                7
    NUMBER OF
      SHARES                           -0-
   BENEFICIALLY              --------- ---------------------------------------------------------------------------------
     OWNED BY                          SHARED VOTING POWER
       EACH                     8
    REPORTING                          -0-
   PERSON WITH               --------- ---------------------------------------------------------------------------------
                                       SOLE DISPOSITIVE POWER
                                9
                                       -0-
                             --------- ---------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                               10
                                       -0-
---------------------- -------------------------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11
                       -0-
---------------------- -------------------------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       |X|
         12
---------------------- -------------------------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13
                       0%
---------------------- -------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON
                       CO
---------------------- -------------------------------------------------------------------------------------------------

---------------------- -------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS
                       I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (ENTITIES
                       ONLY) IZJD Corp.
---------------------- -------------------------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          2                                                                                           (a)          |X|
                                                                                                      (b)          |_|
---------------------- -------------------------------------------------------------------------------------------------
                       SEC USE ONLY
          3
---------------------- -------------------------------------------------------------------------------------------------
                       SOURCE OF FUNDS
          4
                       WC
---------------------- -------------------------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     |_|
          5
---------------------- -------------------------------------------------------------------------------------------------
                       CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                       Florida


---------------------------- --------- ---------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                7
    NUMBER OF
      SHARES                           -0-
   BENEFICIALLY              --------- ---------------------------------------------------------------------------------
     OWNED BY                          SHARED VOTING POWER
       EACH                     8
    REPORTING                          -0-
   PERSON WITH               --------- ---------------------------------------------------------------------------------
                                       SOLE DISPOSITIVE POWER
                                9
                                       -0-
                             --------- ---------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                               10
                                       -0-
---------------------- -------------------------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11
                       -0-
---------------------- -------------------------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         12
---------------------- -------------------------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13
                       -0-
---------------------- -------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON
                       CO
---------------------- -------------------------------------------------------------------------------------------------

      This amendment (the "Amendment"), to the Statement on Schedule 13D, dated October 31, 1994 (the "Schedule 13D"), is being filed on behalf of Ilia Lekach ("Lekach"), Pacific Investment Group, Inc., a Florida corporation ("Pacific"), and IZJD Corp., a Florida corporation ("IZJD") (Lekach, Pacific and IZJD hereinafter, the "Reporting Persons"). Nothing contained in this Amendment shall be construed as an admission that any of the Reporting Persons is the beneficial owner any of the other Reporting Persons' shares of Common Stock, par value $.01 per share of E Com Ventures, Inc., a Florida corporation (the "Issuer"), and each Reporting Person expressly disclaims the beneficial ownership of such shares beneficially owned by the other Reporting Persons.

ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby amended to read as follows:

      This statement relates to the shares of Common Stock, par value $.01 per share (the "Shares"), of the Issuer.

      The principal executive offices of the Issuer are located at 251 International Parkway, Sunrise, Florida 33325.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended to read as follows:

      This Statement is being filed by Lekach, a citizen of the United States residing at 137 Golden Beach Drive, Golden Beach, Florida 33160. Prior to February 10, 2004, Mr. Lekach was the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Lekach is currently Chairman of the Board and Chief Executive Officer of Parlux Fragrances, Inc., a company engaged in the creation, design, manufacture, distribution and sale of fragrances and beauty related products, having its principal executive offices at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

      Lekach is also an officer and a director of both Pacific and IZJD. IZJD is a corporation wholly owned by Lekach, his spouse and children. Pacific is a corporation in which Lekach owns a controlling interest. Both Pacific and IZJD are Florida corporations, having an address at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

      None of the Reporting Persons have, during the last five years, been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following information:

      See the description in Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following information:

      Effective January 30, 2004, Lekach, Mrs. Deborah Lekach (Lekach's wife), IZJD, and Pacific entered into an Option Agreement (the "Agreement"), with Stephen Nussdorf and Glenn Nussdorf (the "Nussdorfs"), pursuant to which the Nussdorfs were granted options to acquire up to an aggregate 720,954 Shares of Common stock of the Issuer, beneficially owned by Lekach, Mrs. Deborah Lekach, IZJD and Pacific, for a purchase price of $12.70 per Share in the installments indicated on or after the dates set forth in the table below:

         Date                                        Number of Shares
         ---------------------                       ----------------------
         January 30, 2004                            433,070
         March 15, 2004                              162,884
         April 23, 2004                              125,000

      The purchase price for the Shares to be acquired by the Nussdorfs under the Agreement was payable in cash; provided that the Nussdorfs may have elected to pay a portion of the purchase price for the Shares that were subject to the option installment that first became exercisable in April 2004, by offsetting the principal and accrued interest then owed under a $1,000,000 demand note, dated December 8, 2003, made by Lekach and payable to the order of Stephen Nussdorf.

      Of the 720,954 Shares subject to the Agreement, up to an aggregate 443,750 Shares were issuable upon exercise of certain stock options owned of record by Lekach, including 125,000 options required to be issued to Lekach pursuant to the terms of his employment agreement as a result of the change of control. Said 125,000 options could only be issued upon approval of an amendment to the Issuer's 2000 Stock Option Plan. Such approval was obtained at a special meeting of the Issuer's shareholders on April 29, 2004. To date, Lekach has exercised options to acquire all 443,750 of those Shares and the Nussdorfs have acquired all 720,954 Shares pursuant to the Agreement.

      In addition, pursuant to and in accordance with the terms of the Agreement, the Nussdorfs were granted an irrevocable proxy for the term set forth in the Agreement to vote any Shares owned by Lekach, Pacific and IZJD that were the subject of the Agreement. The proxy expired upon the acquisition by the Nussdorfs of all 720,954 Shares pursuant to the Agreement.

      Upon the acquisition of the 720,954 Shares as described above by the Nussdorfs, Lekach may be deemed to be the only Reporting Person to own any Shares. Accordingly, and except as described above, Lekach holds Shares principally for investment purposes. Lekach intends to review his investment in the Shares from time to time and, depending upon circumstances then existing, including, without limitation, Lekach's evaluation of the Issuer's business, assets and operations, other investment opportunities, then general economic and market conditions, legal and regulatory constraints, and other factors, Lekach may from time to time acquire additional Shares or dispose of all or a portion of his Shares, in the open market, through privately negotiated transactions or otherwise, and may determine to take such other actions with respect to the Shares as he may deem advisable.

      On February 6, 2004, Miles Raper, Donovan Chin, and Daniel Bengio resigned as members of the Issuer's Board of Directors, and Stephen Nussdorf, Paul
Garfinkle and Michael W. Katz were elected to the Issuer's Board. Lekach resigned as a director effective February 10, 2004. In addition, effective February 10, 2004, Lekach's employment agreement with the Issuer was terminated, and Lekach ceased serving as an employee and officer of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by adding the following information:

      As of June 28, 2004, Lekach may be deemed to beneficially own an aggregate 150,000 Shares (or approximately 5.2% of the total number of Shares of the Issuer outstanding). With respect to the 150,000 Shares beneficially owned by Lekach (and which are not subject to the Agreement), Lekach may be deemed to have sole dispositive and voting power. Upon the acquisition of the 720,954 Shares as described below by the Nussdorfs, Pacific and IZJD no longer beneficially own any Shares.

      The  Reporting  Persons have effected the  following  transactions  in the
Shares:

      On January 30, 2004, Lekach acquired 155,866 Shares upon exercise of outstanding options at exercise prices of $1.64 (for 100,000 Shares) and $2.00 (for 55,866 Shares). On March 10, 2004, the Reporting Persons transferred 433,070 Shares pursuant to the Agreement to the Nussdorfs as follows for a cash purchase price of $12.70 per Share: 155,866 Shares issued upon exercise of options from Lekach; 131,004 Shares from IZJD; 28,450 Shares from Pacific; and 117,750 Shares held directly by Lekach and Mrs. Deborah Lekach.

      On March 11, 2004, Lekach acquired 162,884 Shares upon exercise of outstanding options at exercise prices of $2.00 (for 37,884 Shares) and $4.00 (for 125,000 Shares) and on March 19, 2004, Lekach transferred such Shares to the Nussdorfs pursuant to the Agreement for a cash purchase price of $12.70 per Share.

      As a result of the change in control in connection with the Agreement, Lekach was entitled to receive options to purchase 125,000 Shares pursuant to the terms of his employment agreement effective as of January 31, 2004. On May 10, 2004, Lekach acquired 125,000 Shares upon exercise of such options at an exercise price of $4.00 and on June 7, 2004, Lekach transferred such Shares to the Nussdorfs pursuant to the Agreement for a purchase price of $12.70. A portion of the aggregate purchase price for the $125,000 Shares was paid by offsetting the principal and accrued interest then owed under the $1,000,000 demand note, dated December 8, 2003, made by Lekach and payable to the order of Stephen Nussdorf, and the remainder of the aggregate purchase price was paid in cash.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS.

Item 6 is hereby amended by adding the following exhibits:

      Exhibit 1 - Option Agreement (incorporated by reference to the Issuer's Current Report on Form 8-K, dated February 10 2004). Exhibit 2 - Statement of Joint Filing of Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2004                    ILIA LEKACH



                                       /s/ Ilia Lekach
                                       -----------------------------------------
                                       Ilia Lekach


                                       PACIFIC INVESTMENT GROUP, INC.


                                       By: /s/ Ilia Lekach
                                       -----------------------------------------
                                       Ilia Lekach, President

                                       IZJD CORP.

                                       By: /s/ Ilia Lekach
                                       -----------------------------------------
                                       Ilia Lekach, President